CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

August 30, 2010

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Chris White, Branch Chief

Donald F. Delaney, Staff Accountant

George Schuler, Mining Engineer

H. Roger Schwall, Assistant Director

Parker Morrill

Laura Nicholson

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2009

Staff Letter of Comment dated July 30, 2010

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated July 30, 2010 relating to our Annual Report on Form 20-F for the year ended December 31, 2009 (the “Annual Report”).

We respond to the Staff’s comments as follows:

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.

Please provide the disclosure required by Item 16G (Corporate Governance) of Form 20-F.

Response to Staff Comment 1:

While the Company believes that the requested disclosure is included under Item 6.C – “Board Practices; NASDAQ Requirements” beginning on page 54 of the Form 20-F, the Company proposes to include the following disclosure under Item 16.G of Form 20-F:

Our Common Shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market as being applicable to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not

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otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this report under Item 6.C – “Board Practices; NASDAQ Requirements.”

Risk Factors, page 3

2.

We note that the report from your auditors states that you have significant transactions and relationships with affiliated companies, and that because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. Please add related risk factor disclosure. See Item 3.D of Form 20-F. In addition, please clarify whether your audit committee or your independent directors approve your related party transactions.

Response to Staff Comment 2:

While the Company believes that the risk factor requested by the Staff is specifically covered by the risk factor entitled “As a ‘foreign private issuer’ we are not subject to certain rules promulgated by NASDAQ that other NASDAQ-listed issuers are required to comply with, some of which are designed to provide information to and protect investors” appearing on page 9 of the Form 20-F, we propose to include the following risk factor in Item 3.D of Form 20-F:

As a foreign private issuer, we are exempt from certain NASDAQ rules, including those relating to the review of related party transactions. As a result, related party transactions may not receive the type of independent review process that other NASDAQ-listed companies receive, and the terms of these transactions may not be as favorable as could be obtained from unrelated parties.

We have historically engaged in a substantial number of transactions with related parties, predominantly with our Chairman and Chief Executive Officer and/or companies that he owns or controls. These transactions are described in greater detail elsewhere in this report. In general, NASDAQ rules require that related party transactions be reviewed by an audit committee or other committee comprised of independent directors. However, under NASDAQ rules applicable to Foreign Private Issuers such as our company, we are exempt from certain NASDAQ requirements, including the requirement applicable to independent director review of related party transactions. This exemption is available to us because the laws of the British Virgin Islands, our home jurisdiction, do not require independent review of related party transactions.

Notwithstanding the foregoing, non-recurring related party transactions (i.e., related party transactions that are not in the ordinary course of business) are approved by our board of directors, following disclosure of the related party’s interest in the transaction, and, in all cases, board approval has historically included the unanimous approval of our independent directors. In addition, our annual audited financial statements, including the related party transactions reported therein, are approved by our audit committee, which is comprised solely of independent directors. However, except to the limited extent described above, these transactions are not individually reviewed or approved solely by independent directors, and our Chairman and Chief Executive Officer is often present during the approval process and is permitted to cast a vote as a

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Board member. While management believes that related party transactions are on terms at least as favorable to the company as could be obtained from unrelated parties, there is no assurance that such is the case, or that shareholders would not be better protected if we were not exempt from, or we voluntarily complied with, the NASDAQ rule.

We also propose to modify the language elsewhere in the Form 20-F to the extent necessary to be consistent with the foregoing.

Wuhu Feishang depends on a single customer for its zinc production…, page 6

3.

We note your disclosure that the loss of your single customer for your zinc production would materially and adversely affect your results of operations, and we note your reference to a sales contract with such customer. Please tell us why you have not filed such contract as an exhibit to your filing. See the Form 20-F Instructions as to Exhibits.

Response to Staff Comment 3:

The Company reviewed the requirements of Form 20-F relating to the filing of exhibits and concluded that the sales agreement with Huludao Zinc Industry Co., Ltd. was not material to an investor’s understanding of the Company or its business. While the loss of Huludao would materially and adversely affect the Company, the sales agreement merely sets out commercial terms and does not impose any purchase obligation on the part of the purchaser. However, in view of the Staff’s comment, the Company proposes to file the sales agreement with Huludao with its next periodic report.

Item 4. Information and Development of the Company, page 11

4.

We note that you have described the information on your company and discussed operating and financial review and prospects information based on your legal entity structure. Please tell us your consideration of providing this information based on your reportable segments as disclosed in the notes to your financial statements. We refer you to Items 4.B and 5 of Form 20-F.

Response to Staff Comment 4:

It appears that Item 4.B suggests, but does not mandate, presentation consistent with segment disclosure. Although the Form 20-F discusses the operating and financial review and prospects information based on our legal entity structure in Item 4.B, we did segregate major categories “Mining of Zinc, Iron and Other Non-ferrous Metal” on page 13, “Discontinued Operations/ Disposal Activities” on page 25, and “Coal Mining and Development” on page 27. These primarily correspond to the disclosure under “Exploration and Mining – Non-ferrous Metal”, “Copper Smelting” and “Exploration and Mining – Coal” in note 16 to the audited financial statements. Notwithstanding the foregoing, we propose to provide a more transparent presentation and discussion in our future filings that more clearly identifies which legal entities are included in each segment.

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Business Overview, Page 13

5.

Please clarify in this section the business of Yangpu Lianzhong Mining Co., Ltd.

Response to Staff Comment 5:

We propose to add the following disclosure under “Yangpu Lianzhong and China Coal” on page 20 of the Company’s Form 20-F:

In addition to holding a 48% interest in Hainan Non-ferrous Metal, until the third quarter of 2009, Yangpu Lianzhong also engaged in certain trading activities of blister copper. For the years ended December 31, 2008 and 2009, the only supplier of blister copper to Yangpu Lianzhong was Feishang Copper, a subsidiary of the Company until the third quarter of 2009. During the years ended December 31, 2008 and 2009, Yangpu Lianzhong sold blister copper to Wuhu Hengxin and Wuhu Hengchang, both of which are related parties, amounting to RMB26.21 million (US$3.84 million) and RMB63.03 million (US$9.23 million), respectively. The sales price was determined based on the average price per tonne of cathode copper over the five consecutive trading days subsequent to the delivery date, as published on the website of the Shanghai Future Exchange (http://www.shfe.com.cn), less RMB1,050. The Company believes that the terms of the related party transaction are consistent with customary commercial terms and are at least as favorable to the Company as could have been obtained from an unrelated party.

6.

Please discuss your sales to related parties in the context of your disclosure regarding your products at page 16 and your disclosure regarding your customers at page 19. In addition, please disclose how sales prices are determined with respect to the sale of your products to related parties.

Response to Staff Comment 6:

Please see response to Staff Comment 5.

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Organizational Structure, page 36

7.

Please revise your chart at page 36 to reflect the abbreviated terms that you use for your references to your subsidiaries and affiliates, as described on pages (i)-(iii).

Response to Staff Comment 7:

The Company proposes to replace the chart on page 36 of the Company’s Form 20-F with the following:

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Operating and Financial Review and Prospects, page 38

Operating Results, page 39

8.

We note your disclosure at page 16 regarding your sales of copper concentrate. Please tell us why you do not discuss such sales in connection with your operating results.

Response to Staff Comment 8:

We have not included the discussion of copper concentrates on page 39 of the Company’s Form 20-F because there were no such sales in 2009. In addition, sales of copper concentrates in 2008 were only seven tonnes (approximately RMB338,000 or US$49,510), which was considered immaterial.

9.

Please clarify, if true, that the sales of blister copper discussed at page 40 were made to related parties.

Response to Staff Comment 9:

The Company proposes to modify the fourth paragraph on page 40 of Form 20-F as follows:

Sales generated by Yangpu Lianzhong consisted of blister copper sold to Wuhu Hengchang, a related party. Sales of blister copper increased by RMB36.82 million (US$5.39 million), or 140.46%, from RMB26.21 million (US$3.84 million) in 2008 to RMB63.03 million (US$9.23 million) in 2009. The increase was contributed to by the increase of sales volume of blister copper, which was partly offset by a decrease in the selling price of blister copper. In 2009, we sold 1,669 tonnes of blister copper, representing an increase of 1,093 tonnes, or 189.77%, from 576 tonnes in 2008. The selling price of blister copper in 2009 decreased by RMB7,741 (US$1,134), or 17.01%, from RMB45,497 (US$6,664) in November 2008 to RMB37,756 (US$5,530) in August 2009.

Selling, General and Administrative Expense, page 41

10.

In each of your year-over-year comparative explanations, you state the change in SG&A was partially due to an increase or decrease in depletion of mining rights. Please tell us why you included depletion of mining rights in SG&A, and not as component of cost of sales in determining your gross profit measures presented in your statements of operations. Refer to SAB Topic 11:B, which states, “depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.” If you have improperly excluded depletion from cost of sales, please explain to us how you plan on correcting this error.

Response to Staff Comment 10:

The Company’s accounting policy is to include depreciation, amortization and depletion of its mining rights and mining related capital assets in cost of sales. Depreciation and amortization related to corporate facilities and operations (non-mining related) are included in general and administrative expense. The

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2008 statement of operations includes approximately US$600,000 of amortization in general and administrative expense, which represents an adjustment posted to correct accumulated amortization in 2008. This adjustment was considered to be an immaterial correction and was not specifically related to 2008 sales; therefore, the amount was recorded to general and administrative expense. In addition, in accordance with SAB Topic 11:B, to avoid placing undue emphasis on “cash flow”, amortization and depreciation was not positioned in the income statement in a manner which resulted in reporting a figure for income before depreciation. The Company proposes in future filings to enhance its discussion and analysis regarding this specific change, and to clarify in the statements of operations’ line items where depreciation, depletion and amortization are presented, if other than in cost of sales.

Discontinued Operations, page 42

11.

Your disclosure on page 42 states that the decrease in other income (expense) for the nine months ended September 29, 2009 was “partially offset by the written back of inventory provision amounting to RMB 16.30 million (US$2.39 million).” Please explain how your accounting related to marking up the inventory value is consistent with the interpretive response in SAB Topic 5:BB.

Response to Staff Comment 11:

The discussion on page 42 of the Form 20-F describes the Company’s discontinued operation of Mark Faith Development Limited (“Mark Faith”). The purpose of this limited discussion was to provide certain information relating to the operations of Mark Faith up to the time of sale. The discussion regarding changes in sales, gross profit, SG&A expenses, other income and net income, all refer to components of Income From Discontinued Operations.

The discussion of the changes in other income (expense) and the reference to a change in the inventory reserve was intended to describe inventory that was recorded at its net carrying value (LCM) and was sold for greater than its carrying value. This discussion was not intended to imply that any inventory that had been previously marked down to the lower of cost or market was being adjusted to a greater amount.

We propose to clarify this disclosure in future filings.

Trend Information, page 45

12.

We note your disclosure that prior to the commencement of commercial operations at Guizhou Yongfu Mining Co. Limited or Guizhou Dayun Mining Co. Ltd., it is believed that the iron and zinc business of Wuhu Feishang Mining Development Co. Ltd. would “remain” as the primary contributor to your turnover. However, it appears that sales of blister copper by Yangpu Lianzhong Mining Co., Ltd. have also comprised a significant portion of your sales. Please advise.

Response to Staff Comment 12:

We do not expect sales of blister copper by Yangpu Lianzhong in 2010 (or the foreseeable future) as a result of, and following the disposal of Mark Faith in September 2009, which was considered a discontinued operation of the Company.

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13.

Similarly, please tell us whether your sale of Mark Faith Technology Development Limited will have a material effect on your gross profit related to your future sales of blister copper, and on your consolidated revenue, income or profits. In that regard, we note that Bayannaoer City Feishang Copper Co. Ltd., a subsidiary of Mark Faith, was engaged in the smelting and refining of copper.

Response to Staff Comment 13:

Please see response to Staff Comment 12.

Directors, Senior Management and Employees, page 49

Compensation, page 50

14.

With a view toward disclosure, please clarify why your chief executive officer, your executive vice president and your chief financial officer earned no compensation from you during your fiscal year ended December 31, 2009.

Response to Staff Comment 14:

In view of the Company’s desire to maximize its fiscal resources at this early stage of the Company’s mining operations, each of the Company’s executive officers has agreed to serve as an officer of the Company for a nominal amount of cash compensation (one US dollar per year). The annual amount of cash compensation may be increased at the end of each year of service at a rate to be determined by the Compensation Committee and approved by the Board of Directors. Our executive officers may, based upon a determination by the Compensation Committee and approval of the Board, be granted equity awards under the Company’s equity compensation plan. There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive officers. We propose to clarify such arrangements in future filings.

Board Practices, page 52

Nominating and Corporate Governance Committee; Member Nominees for Director, page 53

15.

We note your disclosure regarding procedures for “members” to propose candidates for director. Please clarify, if true, that these procedures apply to proposals by your shareholders.

Response to Staff Comment 15:

Under the laws of the British Virgin Islands, shareholders are referred to as “members.” In order to avoid confusion, in future filings we propose to include disclosure to this effect at the beginning of the Annual Report, and to consistently refer to “members” as “shareholders” throughout the body of the report.

Related Party Transactions, page 57

16.

Please disclose in this section the loan guarantee provided by a company controlled by your chief executive officer. See Item 7.B of Form 20-F. In this regard, we note a reference to such guarantee at page 43.

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Response to Staff Comment 16:

As noted by the Staff, the Company did disclose this related party loan guarantee in Item 5.B., Liquidity and Capital Resources, as well as in Note 9 to the consolidated financial statements. However, in response to the Staff’s comment, the Company proposes to include the following additional disclosure in Item 7.B. with respect to the applicable related party transaction in future filings:

Loan Guarantee provided by Related Companies: On February 2, 2009, Guizhou Yongfu, an indirect, 70%-owned subsidiary of the Company, entered into a bank financing agreement to fund construction and development of the Yongsheng Coal Mine, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Coal Mine. The RMB 200 million (US$29.29 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly, commencing June 21, 2009, at an annual rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China from time to time (currently 5.94% per annum, resulting in a current annual interest rate of 7.722% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of China Natural Resources.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

(f) Property and Equipment, page F-16

17.

Please revise your disclosure in future filings to disclose your accounting policy for exploration and development costs incurred. Your disclosure should clearly explain how you determine whether such costs are expenses or capitalized.

Response to Staff Comment 17:

Exploration and development costs for exploration stage projects are expensed as they are incurred until the projects can be demonstrated, in accordance with the mining industry practice in the PRC, that a mining right permit is about to be obtained. At such point, costs will then be capitalized, similar to costs related to in-fill explorations and developments in which the Company has obtained the mining right permits, and for which proven and/ or probable reserves have been established. Depreciation/amortization is based on actual units of production over the estimated reserves. We propose to include in future filings disclosure of the Company’s accounting policy for exploration and development costs incurred, and will more clearly explain how we determine whether such costs are expensed or capitalized, as shown above.

Note 6 – Property and Equipment, page F-26

18.

Please revise your disclosure in future filings to describe the nature of the amounts capitalized as construction in progress. Please explain the specific projects that are currently in

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construction, when you anticipate that construction will be completed, and the amount capitalized for each project.

Response to Staff Comment 18:

At December 31, 2009, construction in progress represents mine construction costs, as described in the Form 20-F. Future filings will describe the nature of the amounts capitalized as construction in progress, and explain the specific projects that are currently in construction, when we anticipate that construction will be completed, and the amount capitalized for each project.

Note 11 – Income Taxes, page F-30

19.

Please explain why you do not have a deferred tax liability recorded for your property and equipment. In addition, explain the nature of the permanent differences that are reflected in your income tax expense reconciliation.

Response to Staff Comment 19:

The Company has a deferred tax asset of approximately RMB871 (US$128) recorded for property and equipment at December 31, 2009 (included within “deferred expenses and other” in the components of net deferred tax assets disclosure). A deferred tax asset is recorded for property and equipment because the Company has a greater amount of depreciable basis for tax purposes as opposed to that recorded for book basis. The permanent differences are related to non-deductible expenses and losses incurred primarily at the BVI holding companies. The effect of these permanent differences resulted in changing the expected income tax benefit to an effective income tax expense amount.

Note 12 – Related Party Balances and Transactions, page F-33

20.

We note that you have recorded RMB68,740 of accounts receivable due from Wuhu Hengchang, a related party controlled by Mr. Li. Feilie, as of December 31, 2009. We further note that the amount of receivables due from this related party exceeds the amount of related party revenue that you have recognized in fiscal year 2009. Please explain how you determined that collectability is reasonably assured, and hence how you have determined that you have met the revenue recognition requirements of SAB No. 104. As part of your response, explain when you anticipate that you will receive payment for your related party accounts receivable.

Response to Staff Comment 20:

The receivable of RMB68,740 (US$10,069) represents the net amount due from sales to this entity (revenue) of RMB63,025 (US$9,232), the 17% VAT thereon amounting to RMB10,715 (US$1,569), as well as the partial settlement totaling RMB5,000 (US$732). The Company collected the entire amount of this receivable in cash installments, subsequent to December 31, 2009, with the last settlement on April 15, 2010. The Company believes that all revenue recognition criteria were fully satisfied pursuant to the Company’s revenue recognition policies at the date the revenue was recognized.

Note 16 – Segment Information, page F-39

21.

We note that several of the consolidated statement total amounts do not agree to your consolidated statements of operations for the years ended December 31, 2009 and 2008. For

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example, total net sales, income (loss) from operations, and income tax expense reported in your segment footnote do not agree to your consolidated statements of operations. Please revise your disclosure to provide the reconciliations required by FASB ASC Topic 280-10-50-30 and 31. In addition, tell us the nature and amount of each significant reconciling item and how you have determined that your reporting complies with FASB ASC Topic 280.

Response to Staff Comment 21:

Included within the Company’s segment disclosure in Note 16, is financial information for the Company’s discontinued operations (the Copper Smelting segment). Because this segment disclosure includes both discontinued and continuing operations’ information, there are four specific segment totals that do not agree to the consolidated statements of operations (net sales, income (loss) from operations, interest income, and income tax expense). The differences in these four amounts represent the effects of the discontinued Copper Smelting segment. Although we believe it is apparent that the differences are due to the discontinued operations segment, in order to enhance transparency, we propose to provide an additional reconciling column in future filings, so that all segment disclosure amounts in total agree to the consolidated financial statements.

22.

Please tell us what consideration you have to providing the amounts of investment in equity method investees and total expenditures for additions to long-lived assets, for each of your operating segments. Refer to FASB ASC Topic 280-10-50-25 for additional guidance.

Response to Staff Comment 22:

The Company’s management considered the provisions of FASB ASC Topic 280-10-50-25, and made a determination that segment disclosure regarding the amounts of investment in equity method investees and total expenditures for additions to long-lived assets was not necessary because these amounts have not historically been included in the determination of segment assets reviewed by the chief operating decision maker, nor have they otherwise been regularly provided to the chief operating decision maker as they have not historically been considered to represent relevant information for decision-making purposes.

Exhibits

23.

It appears that any contracts related to your sales to related parties would be considered material contracts. Please file any such contracts as exhibits to your filing. See the Form 20-F Instructions as to Exhibits.

Response to Staff Comment 23:

There was one sales agreement with related parties during 2009. The related party sales agreement was for the sale of blister copper to Wuhu Hengchang. The sales agreement contained the commercial terms of its arrangement with Wuhu Hengchang during a three month period in 2009 and, therefore, the Company did not consider the agreement to be material. The agreement has been fully performed and has terminated; and the Company has no present intention to engage in the sale of blister copper in the future.

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Exhibits 12.1 and 12.2

24.

We note each of your officers’ certifications replaced the word “period” with “year,” in several instances and, in Item 4(d), stated they had disclosed any change in internal control, “that occurred during the Registrant’s fourth fiscal quarter,” rather than, “that occurred during the period covered by the annual report.” Please revise your certifications in future filings to correspond exactly with the form of certification set forth in Instruction 12 to the Exhibits to Form 20-F.

Response to Staff Comment 24:

Our certifications in future filings will be revised to correspond with and conform to the form of certification set forth in Instruction 12 to the Exhibits to Form 20-F.

Engineering Comments

Risks Relating to PRC Operations and Foreign Private Issuer Status, page 9

25.

We note your statement regarding the PRC government’s concern for safety in the coal mining industry. In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance, such as occupational fatality and injury frequency rates. Please expand your discussion related to safety and health to include these occupational injury and frequency statistics, comparisons to comparable national statistics, and your performance as demonstrated by these rates.

Response to Staff Comment 25:

The Company proposes to include in its Form 20-F the following information in the last paragraph under the caption “Government Regulations of Coal Mining Activities” on page 35:

The PRC government places significant regulatory requirements on coal mines with respect to employee safety. We regard occupational health and safety as one of our most important responsibilities and have implemented a number of measures to ensure compliance with stringent PRC regulatory requirements.

From 2005 to 2009 (the periods preceding our acquisition of Wealth Year), the employee fatality rate for the coal mines was nil, 14.741, nil, 8.189 and 10.687 persons per million tonnes of raw coal production, respectively. This was higher than the average rate for coal mines in China, which was 2.6, 2.041, 1.485, 1.182 and 0.892 persons per million tonnes, respectively, during the same periods, according to statistics published by State Administration of Work Safety, the PRC. We believe that the higher than average fatality rate was caused by the low production volume of those coal mines and the lack of safety awareness of the previous mine owners prior to our acquisition of Wealth Year. Prior to our acquisition of Wealth Year, from 2005 to 2009, there were nil, nil, one, one and two employee injuries respectively for the coal mines. There are no published national statistics on employee injury rates.

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Each of our operating coal mines has a safety management team that performs monthly safety inspections, or more frequently as deemed necessary. We have compiled an internal safety management manual for mine operations and adopted detailed safety procedures that meet State Coal Mine Safety Guidelines.

With an aim towards preventing accidents, we conduct regular training sessions for our employees to improve their safety awareness and knowledge. We are committed to further reducing our fatality rates and maintaining high safety standards at our production facilities. Subsequent to our acquisition of Wealth Year, in order to ensure employee safety and avoid accidents, we have upgraded and/ or are upgrading our facilities, including, but not limited to, installing double ventilation shafts and dual power supplies, sewage treatment systems, use of steel support instead of timber support and gas drainage systems. We also provide various healthcare benefits to our full-time employees in accordance with applicable laws and regulations.

Yang Chong Mine, page 18

26.

Please insert a small-scale map showing the location and access to each of your material properties, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202-551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•

A legend or explanation showing, by means of patters or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

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Response to Staff Comment 26:

The Company proposes to include in its Form 20-F the following map showing the location and access of Yang Chong Mine:

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The Company also proposes to include in its Form 20-F the following map showing the location and access of all the coal mines on page 29.

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27.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•

The location and means of access to your property, including the modes of transportation utilized to and from the property.

•

Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of nay work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water than can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms.industryguides.pdf

Response to Staff Comment 27:

The Company proposes to include in its Form 20-F the following information:-

Further addition to the description of Yang Chong Mine on page 17

Wuhu Feishang entered into an agreement with State-owned Assets Supervision and Administration Commission of Fanchang County, Anhui Province in 2002 entitling Wuhu Feishang to use the land covering the 169,172 square meters factory site for 50 years thereafter, and the 184,806 square meters mining site for 20 years thereafter, respectively.

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Further addition to the last paragraph on page 17

Yang Chong Mine is located near the Yangtze River, in which surface and underground water resources are abundant. The source of tap water, which is used for domestic and production purposes, primarily comes from underground water.

Re-write of the business of Guizhou Yongfu/ Yongsheng Mine on page 31

On November 8, 2007, the Department of Land and Resources of Guizhou Province granted Guizhou Yongfu a coal mining right (mining right permit number 5200000711822) covering 18.234 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, with an annual production capacity of 600,000 tonnes, which will expire in November 2027, subject to renewal upon expiry. The geological coordinate of this property is EL 106°23′00″~ 106°25′45″ and NL 27°10′00″~ 27°13′00″. The name of this lode property is “Yongsheng Mine”. In October 2009, the intensive survey of Yongsheng Mine was completed. The coal mine is currently under construction and construction work is expected to be completed in 2012. The construction includes the main shaft, water supply system, power supply system, main haulage drift, shaft transportation system, security and surveillance system, industrial site, and road improvement. The project is approximately 21% completed as of May 2010. The estimated construction cost of the first phase (north wing) is approximately RMB360 million to RMB400 million (US$52.73 million to US$58.59 million). The second phase construction for the south wing of Yongsheng Mine is being planned.

Yongsheng Mine is located approximately 30 kilometers south-east of Jinsha County in Guizhou Province and 80 kilometers north-west of Guiyang, the provincial capital of Guizhou Province. A 50 kilometers county road leads to Yongsheng Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi by the 326 National Road. From Yongsheng Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and good quality roads are accessed by Liuguang and Wujiang rivers. A highway linking Jinsha to Guiyang that passes by Huajue has been planned and will traverse through the vicinity of the mine. Upon the completion of this highway, the direct route from Yongsheng Mine to Guiyang will be less than 140 kilometers.

There are two incoming aerial high voltage transmission lines installed to the Yongsheng Mine, one in the east and one in the west. The two 35kV power circuits for Yongsheng Mine are both supplied from the Gaoping 110/ 35kV substation. Unpolluted water can be supplied from several sources including the Wujiang River and water discharged from the underground mines.

The coal-bearing formation of Yongsheng Mine is mainly comprised of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 131.51~161.83 meters, averaging 147.02 meters. The rock types include mudstone, argillaceous limestone, fine-grained sandstone, siltstone, silty argillite, argillaceous siltstone, carbonaceous mudstone, claystone, coal, etc. They are in various colors, such as light gray, gray, dark gray and grayish black. The hangingwall are clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall of coal formations are Limestone of Lower Permian’s Maokou Formation (P2m).

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Prior to 1995, only regional level exploration work had been carried out in Jinsha County. Since 1999, the Guizhou Province Mining Bureau 102 team carried out a more detailed study of the geology of the potential Jinsha County coal mine; and exploration program that evaluated the potential northern mining area development for structure, coal quality and mining characteristics. In 2006, the same team completed the second stage report by undertaking a drilling exploration program.

Yongsheng Mine is located within a system of NNE trending multiple, and strata dip is generally 4-15 degrees. Although some eight coal seams exist in the area, there is potential to mine only three seams in the mining area due to the thinness of the other five seams. Two seams, C8 and C12, are thick enough to be mined over most of the license. The third seam, C11, is mostly less than 1.0 meter in thickness. The coal seams of Yongsheng Mine are described below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C8	1.79- 3.91	2.65
C11	0.00- 1.51	0.96
C12	0.73- 3.69	1.91

On February 2, 2009, Guizhou Yongfu received a RMB200 million (US$29.30 million) long term bank loan from China Minsheng Banking Corp. Ltd., to be repaid in installments over five years commencing in 2013. The purpose of the loan is to finance the construction of the coal mine. The loan bears a floating annual interest rate of 7.722% (30% above the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in the second half of 2010.

On September 11, 2009 the Company received the results of an Independent Technical Report (“ITR”) commissioned to determine the amount of reserves contained in the Guizhou Yongfu Yongsheng Coal Mine, to which the Company owns exploration rights through its indirect 70%-owned subsidiary. The ITR concluded that the total JORC-compliant reserves of Guizhou Yongfu, an indirect 70%-owned subsidiary of the Company, were 21 million tonnes of anthracite, of which 7.9 million tonnes are proven reserves and 13.1 million tonnes are probable reserves. The ITR also stated that the status of some of the resources has significant potential to be improved by the increase in borehole density within the mining license area. If this in-fill exploration program is completed and the results are positive, then the mining plan could be amended to include additional areas not presently covered, which would serve as a basis to increase the JORC mining reserves. The determination of JORC-compliant reserves uses procedures and protocols that are different from the procedures and protocols generally recognized

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in the United States for the determination of “proven and probable” reserves. Had the “proven and probable” reserves of the Guizhou Yongfu Yongsheng Coal Mine been determined using procedures and protocols generally recognized in the United States, the proven and probable reserves might be substantially different (higher or lower) from the results of the ITR.

In addition, on January 12, 2010, Guizhou Yongfu received a RMB50 million (US$7.32 million) long term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the coal mine. The loan bears a floating annual interest rate of 5.94% (the over-5-year official base lending rate stipulated by The People’s Bank of China). Guizhou Yongfu drew down approximately RMB29.52 million (US$4.32 million) of the loan by April 2010. The remaining portion of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be by the end of 2010.

As the coal mine of Guizhou Yongfu is still under construction/ development, we will not be able to obtain safe production and coal production permits until completion of inspection of the construction/development project under applicable PRC laws. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Yongfu was determined by the Department of Land and Resources of Guizhou Province to be RMB89.54 million (US$13.12 million). Guizhou Yongfu has paid RMB24 million (US$3.52 million) as of December 31, 2009. The remaining balance of RMB65.54 million (US$9.60 million), which carries interest at rates stipulated by the People’s Bank of China, is payable over seven years and matures in December 2017 to the Department of Land and Resources of Guizhou Province.

Guizhou Yongfu has reached lease agreements, crop compensation agreements and relocation agreements relating to 34,010 square meters of land with 81 village residents. Guizhou Yongfu has paid approximately RMB0.79 million (US$0.12 million) compensation in respect of these agreements.

Guizhou Yongfu obtained a JORC-compliant independent technical report in September 2009. However, it has engaged a geological team to compile a second stage in-fill exploration program by increasing the borehole density within the mining license area. The initial budgeted amount is RMB2.1 million (US$0.31 million). Once the additional drilling work and mine design/ plan have been completed, which is expected to occur by December 2010, Guizhou Yongfu intends to engage an international technical expert to update the independent technical report in accordance with JORC-compliant code.

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Re-write of the business of Guizhou Dayun/ The North Part of Huajue Coalfield on page 32

On March 22, 2010, the Department of Land and Resources of Guizhou Province granted Guizhou Dayun an extension of a coal exploration right (exploration right permit number T52120100301039645) to 16.93 square kilometers located in Huajuexiang, Jinsha County, Guizhou Province, the PRC, which will expire on April 19, 2012. The name of this lode property is “The North Part of Huajue Coalfield”. The geological coordinate of this property is EL 106°25′30″~ 106°27′30″ and NL 27°10′30″~ 27°17′45″.

The North Part of Huajue Coalfield is located approximately 40 kilometers south-east of Jinsha County in Guizhou Province and 90 kilometers north-west of Guiyang, the provincial capital of Guizhou Province. A 60 kilometers county road leads to The North Part of Huajue Coalfield from Jinsha County, which is 80 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi by the 326 National Road. From The North Part of Huajue Coalfield, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and good quality roads are accessed by Liuguang and Wujiang rivers. A highway linking Jinsha to Guiyang that passes by Huajue is planned and will traverse through the vicinity of the mine. Upon the completion of this highway, the direct route from The North Part of Huajue Coalfield to Guiyang will be less than 150 kilometers.

The North Part of Huajue Coalfield is located 5 kilometers away from Gaoping 110/ 35kV substation. As The North Part of Huajue Coalfield is yet to commence construction, it has not yet connected to the electricity supply system. Unpolluted water can be supplied from several sources including the Wujiang River and underground water.

The coal formation of The North Part of Huajue Coalfield is the same as that of Yongsheng Mine.

Prior to 2000, several regional explorations had been carried out in Jinsha County. From 2004 to 2006, the Guizhou Province Mining Bureau 102 team carried out a geological survey of The North Part of Huajue Coalfield, and a general exploration program evaluating the potential mining area and simple coal quality. From November 2007 to January 2008, a co-design, conducted by the same team and Coal Mine Design Institute of Guizhou Province, developed the initial mining plan. In July 2008, the same 102 team carried out an additional drilling exploration and calculated the mine’s indicated and inferred resources. In October 2008, a second mining plan was designed and brought to implementation.

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The North Part of Huajue Coalfield is located within a system of NNE trending multiple and strata dip is generally 4-15 degrees. There is the potential to mine four seams out of a total of twelve seams in the area. The seam C8 is minable over the whole area, and three seams, C6, C11, and C12, are thick enough to be mined over most of the license. The coal seams of The North Part of Huajue Coalfield are described below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C6	0.30- 3.34	1.59
C8	0.96- 4.96	2.49
C11	0- 2.81	0.99
C12	0- 4.92	1.93

The mine design and feasibility study of the coal mine have been completed. Application for the mining right permit is underway and it is expected that the mining right permit will be obtained on or before July 10, 2011. The first phase of construction work is expected to be completed in 2013. The estimated construction cost of the first phase (with an annual production capacity of 600,000 tonnes) is approximately RMB360 million to RMB400 million (US$52.73 million to US$58.59 million). The construction cost is expected to be funded by internal resources and bank borrowings.

As The North Part of Huajue Coalfield has not commenced construction/ development, we will not be able to obtain safe production and coal production permits until completion of inspection of the construction/ development project under applicable PRC laws. Thereafter, commercial production is expected to commence.

The mining right premium of Guizhou Dayun has yet to be determined by the Department of Land and Resources of Guizhou Province.

Guizhou Dayun is currently in the process of negotiating land lease agreements with the municipal governments, village committee and village individuals.

This property is without known proven and probable reserves in accordance with JORC code. However, Guizhou Dayun has engaged a geological team to increase the borehole density within the mining license area. The initial budgeted amount is RMB0.5 million (US$0.07 million). Once the additional in-fill drilling work and mine design/ plan have been completed, which is expected to occur by December 2010, Guizhou Dayun intends to engage an international technical expert to compile an independent technical report in accordance with JORC-compliant code.

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Re-write of the business of Baiping Mining/ Baiping Mine on page 32

On October 10, 2008, Baiping Mining was granted a coal mining right (mining right permit number 5200000820925) to 3.0142 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, which will expire in August 2014. The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″. The name of this lode property is “Baiping Mine”. The current annual production capacity of Baiping Mining is 150,000 tonnes of anthracite. It is expected that the annual production capacity will be expanded to 300,000 tonnes upon the completion of the second phase of coal mine construction, which is expected to occur by the end of 2010. This second phase of construction includes a technical renovation project on the main shaft, main haulage drift, shaft transportation system and road improvement. The project is approximately 82% completed as at May 2010. The estimated construction cost of the second phase is approximately RMB40.48 million (US$5.93 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Baiping Mine is located approximately 50 kilometers south-east of Jinsha County in Guizhou Province and 80 kilometers north-west of Guiyang, the provincial capital of Guizhou Province. A 50 kilometers county road leads to Baiping Mine from Jinsha County, which is 70 kilometers from the Nanbai railway station in Zunyi County and is linked to Zunyi by the 326 National Road. From Baiping Mine, Guiyang-Zunyi-Chongxihe Highway is accessed via the Changba and Shatu Township Roads and good quality roads are accessed by Liuguang and Wujiang rivers. A highway linking Jinsha to Guiyang that passes by Huajue is planned and will traverse through the vicinity of the mine. Upon the completion of this highway, the direct route from Baiping Mine to Guiyang will be less than 140 kilometers.

The electricity supply of Baiping Mining is mainly provided by Gaoping substation of Jinsha County, with 110/ 35kV of transmission base located in 5 kilometers of Baiping Mine. Unpolluted water can be supplied from several sources, including water discharged from underground and spring water.

The coal-bearing formation of Baiping Mine mainly consists of a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 90~10 meters. The rock types include mudstone, argillaceous siltstone, siltstone, silty argillite, sideritic limestone interbedding, and coal seams. The rocks are light gray, gray, dark gray and grayish black in color. The hangingwall of coal formation is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall of coal formation is limestone of Lower Permian’s Maokou Formation (P2m).

In 2003, the Guizhou Province Mining Bureau 102 team carried out a geological survey of the Baiping Mine. Baiping Mine was built in 2003 with an annual production capacity of 90,000 tonnes, and the capacity was expanded to 150,000 tonnes in 2006. In November 2009, the Coal Mine Design Institute of Jiangxi Province designed the expansion plan and the capacity will further be increased to 300,000 tonnes, and the new shafts have been under constructing since then.

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There are two seams, C8 and C12, eligible to be mined over the whole licensed area, and another seam possibly to be mined over some of the area. The coal seams of the Baiping Mine are described below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C8	1.78- 2.00	1.83
C12	2.25- 2.45	2.35

The mining right premium of Baiping Mining was determined by the Department of Land and Resources of Guizhou Province to be RMB3.41 million (US$0.50 million). Baiping Mining has paid RMB2.11 million (US$0.31 million) as of December 31, 2009. The remaining balance of RMB1.3 million (US$0.19 million), which carries interest at a rate stipulated by the People’s Bank of China, is payable on or before August 2010 to the Department of Land and Resources of Guizhou Province.

Baiping Mining has reached land lease agreements covering 35,186 square meters with relevant village committees and village residents. Baiping Mining has paid approximately RMB0.48 million (US$0.07 million) compensation in respect of these agreements.

This property is without known proven and probable reserves in accordance with JORC code. However, Baiping Mining has engaged a geological team to increase the borehole density within the mining license area. The initial budgeted amount is RMB1.92 million (US$0.28 million). Once the additional in-fill drilling work and mine design/ plan have been completed, which is expected to occur by December 2010, Baiping Mining will engage an international technical expert to compile an independent technical report in accordance with JORC-compliant code.

Re-write of the business of Dayuan Coal/ Dayuan Mine on page 33

On February 20, 2009, Dayuan Coal was granted a coal mining right (mining right permit number 5200000920138) to 1.6490 square kilometers located in Xintang, Nayong County, Guizhou Province, the PRC, which will expire in April 2014. The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″. The name of this lode property is “Dayuan Mine”. The current annual production capacity of Dayuan Coal is 90,000 tonnes of anthracite. It is expected that the annual production capacity will be expanded to 300,000 tonnes upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. This second phase construction is a technical renovation project on the main shaft, ventilation shaft, water supply system, power system, shaft transportation system, security and surveillance system, industrial site, and road improvement. The project is approximately 40% completed as at May 2010. The estimated construction cost of the second phase is approximately RMB52.01 million (US$7.62 million). The construction cost is expected to be funded by internal resources and bank borrowings.

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Dayuan Mine is located around 22 kilometers west of Nayong County in Guizhou Province and seven kilometers from Yangchang power plant. A county road leading to 307 provincial road from Dayuan Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

The old production system used a dual-circuit power supply: one loop from Yangchang substation and the other loop from Xinfang substation, both are 10kV. The new production system uses a single power supply from Xinfang substation with 10kV. The old system of Dayuan Mine used spring water from mountain 1.5 kilometers away and underground water. The new system uses household tap water and river water.

The coal-bearing formation of Dayuan Mine is mainly a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with an average thickness of 289.51 meters. The rock types include yellowish brown mudstone, sandy mudstone, and grayish green colored, medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams. The hangingwall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness of 20~25 meters, averaging 22 meters. The footwall is basalt of Upper Permian’s Emeishan Formation.

Prior to 2000, several simple exploration works had been carried out in Dayuan Mine. In 2002, Guizhou Mengte Resources Exploration Company Limited carried out a geological survey and evaluation of the coal resource in this area. In 2004, the Survey and Design Institute of Guizhou University re-designed the mining plan of Dayuan Mine. In 2007, Guizhou Nonferrous Geological Bureau carried out a general survey to evaluate the coal resource of Dayuan Mine.

Dayuan Mine contains about 60 coal seams. Five seams, C5, C6, C11, C28 and C32, are minable over the whole license area, and six other seams are minable over some of the license area. The coal seams of the Dayuan Mine are described below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C5	0.80- 8.24	2.62
C6	0.83- 1.66	1.03
C11	0.84- 1.31	1.08
C28	0.81- 1.16	0.97
C32	1.09- 1.25	1.19

The mining right premium of Dayuan Coal was determined by the Department of Land and Resources of Guizhou Province to be RMB13.38 million (US$1.96 million). Dayuan

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Coal has paid RMB8.4 million (US$1.23 million) as of May 31, 2010. The remaining balance of RMB4.98 million (US$0.73 million), which carries interest at rates stipulated by the People’s Bank of China, is payable over two years and matures on October 30, 2011, to the Department of Land and Resources of Guizhou Province.

Dayuan Coal has reached land lease agreements covering 30,900 square meters and relocation agreements with the village committee of Pingdong Village, Xinfang Town, Nayong County and 23 village residents. Dayuan Coal has agreed to pay approximately a total of RMB2.44 million (US$0.36 million) compensation in respect of the relocation agreements. It has paid RMB0.73 million (US$0.11 million) as of May 31, 2010. Dayuan Coal has also obtained a temporary 2,308 square meters land use right for one year from the Bureau of Land and Resources of Nayong County. Dayuan Coal has paid approximately RMB0.01 million (US$1,700) in respect of this temporary land use right.

This property is without known proven and probable reserves in accordance with JORC code. However, Dayuan Coal has engaged a geological team to increase the borehole density within the mining license area. The initial budgeted amount is RMB0.5 million (US$0.07 million). Once the additional in-fill drilling work and mine design/ plan have been done which is expected to be completed by December 2010, Dayuan Coal will engage an international technical expert to compile an independent technical report in accordance with JORC-compliant code.

Re-write of the business of Gouchang Coal/ Guochang Mine on page 33

On April 7, 2009, Gouchang Coal was granted a coal mining right (mining right permit number 5200000710873) to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, which will expire in April 2017. The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″. The name of this lode property is “Gouchang Mine”. The current annual production capacity of Gouchang Coal is 90,000 tonnes of anthracite. It is expected that the annual production capacity will be expanded to 300,000 tonnes upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2011. This second phase construction, which is yet to commence, is a technical renovation project on the main shaft, ventilation shaft, water supply system, power system, shaft transportation system, security & surveillance system, industrial site, and road improvement. The estimated construction cost of the second phase is approximately RMB26 million (US$3.81 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Gouchang Coal has not yet commenced its mining operation. The first phase of commercial run is expected to commence in the last quarter of 2010.

Gouchang Mine is located approximately 24 kilometers northwest of Nayong County in Guizhou Province. A county road leading to 307 provincial road from Gouchang Mine to Guiyang, the provincial capital of Guizhou Province, is about 300 kilometers.

Gouchang Coal uses the national agricultural dual-circuit power supply: one loop from Nayong Weixin substation and the other from Kunzhai substation, both are 10kV. Gouchang Mine used spring water from a nearby mountain.

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The coal-bearing formation of Gouchang Mine mainly comprises a set of the clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 220～268 meters. The rock types include claystone, mudstone, fine sandstone, siltstone, and coal seams. The hangingwall is clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c), with a thickness between 35.5 meters and 41 meters, averaging 40 meters. The footwall is light to dark gray colored, medium or thick bedded massive limestone of Lower Permian’s Maokou Formation (P2m), with a thickness greater than 100 meters.

In 2007, Guizhou Province Mining Bureau carried out a simple geological survey of the Gouchang Mine, and found three minable seams. In 2009, the Guizhou Province Mining Bureau 102 team carried out a drilling exploration program that evaluated the coal quality and mining characteristics.

Gouchang Mine contains more than 60 coal seams. Three seams, C5, C6 and C13, are minable over most of the area; and five other seams are minable over part of the license area. The coal seams of the Gouchang Mine are appended below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
C5	0.80- 1.30	1.20
C6	2.10- 2.60	2.30
C13	2.90- 3.10	3.00

The mining right premium of Gouchang Coal was determined by Department of Land and Resources of Guizhou Province to be RMB11.75 million (US$1.72 million). Gouchang Coal has paid RMB8.5 million (US$1.25 million) up to May 31, 2010. The remaining balance of RMB3.25 million (US$0.47 million), which carries interest at rates stipulated by the People’s Bank of China, is payable over two years before May 31, 2012 to the Department of Land and Resources of Guizhou Province.

Gouchang Coal has reached land lease agreements covering 25,331 square meters with four village committees and 16 village residents. Gouchang Coal has paid RMB0.34 million (US$0.05 million) compensation in respect of these agreements.  Gouchang Coal has also obtained a temporary 10,650 square meters land use right for one year from the Bureau of Land and Resources of Nayong County. Gouchang Coal has paid approximately RMB0.05 million (US$0.01 million) in respect of this temporary land use right.

This property is without known proven and probable reserves in accordance with JORC code. However, Gouchang Coal has engaged a geological team to increase the borehole density within the mining license area. The initial budgeted amount is RMB0.5 million

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(US$0.07 million). Once the additional in-fill drilling work and mine design/ plan have been done which is expected to be completed by December 2010, Gouchang Coal intends to engage an international technical expert to compile an independent technical report in accordance with JORC-compliant code.

Re-write of the business of Linjiaao Coal/ Zhulinzhai Mine on page 33

On January 5, 2010, Linjiaao Coal was granted a coal mining right (mining right permit number 5200000920015) to 1.4104 square kilometers located in Xin Hua, Liuzhi Special Zone, Guizhou Province, the PRC, which will expire in July 2017. The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″. The name of this lode property is “Zhulinzhai Mine”. The annual production capacity of Linjiaao Coal was 30,000 tonnes of anthracite. In May 2007, the annual production capacity was increased to 60,000 tonnes and in February 2009, the annual production capacity was further increased to 150,000 tonnes. It is expected that the annual production capacity will be expanded to 300,000 tonnes upon the completion of the second phase of coal mine construction, which is expected to occur by the end of 2010. This second phase of construction is a technical renovation project on the main shaft, auxiliary shaft, ventilation shaft, 1425 windstone gate, main haulage drift, water supply system, double-loop power system, industrial site, and road improvement. The project is approximately 82% completed as at May 2010. The estimated construction cost of the second phase is approximately RMB59.51 million (US$8.72 million). The construction cost is expected to be funded by internal resources and bank borrowings.

The existing first phase mine production system ceased operations in 2009 pending completion of the second phase mine production system. Linjiaao Coal expects to commence its commercial run upon the completion of second phase construction.

Zhulinzhai Mine is located approximately 30 kilometers northeast of Liuzhi County in Guizhou Province. A county road leading to 307 provincial road from Zhulinzhai Mine to Guiyang is about 230 kilometers. Liuzhi County can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

Linjiaao Coal uses double-circuit power from China Southern power grid, with 35kV transmission base located in 10 kilometers of Xinhua town of Luizhi. The water supply of Linjiaao Coal is from nearby springs and underground.

The coal-bearing formation of Zhulinzhai Mine comprises a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 369.21~397.15 meters, and 382.67 in average. The rock types include gray to dark gray sandy mudstone, siltstone, fine sandstone, with interbeddings of dark gray, gray, or grayish black colored mudstone, claystone, thin-bedded limestone, as well as the grayish black to black carbonaceous mudstone and coal seams. The hangingwall is 18~48 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 100 meters.

Prior to 2003, several regional exploration works had been carried out in Xinhua Village, where Linjiaao Mine is located. From November 2003 to October 2004, Guizhou

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Province Mining Bureau 113 team carried out a geological survey of Xinhua village. From October 2005 to October 2006, Henda Exploration Company Limited carried out a general exploration of Xinhua village evaluating the coal reserves, and the reserves were approved by Department of Land and Resources of Guizhou Province.

Zhulinzhai Mine contains about thirty seams. Seven seams are thick enough to be mined over most of the license. The coal seams of Zhulinzhai Mine are described below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M6	3.14- 3.83	3.48
M11	0.88- 1.15	0.98
M16	0.93- 2.26	1.57
M18	1.16- 1.39	1.28
M24	1.52- 2.90	2.14
M27	1.06- 2.31	1.50
M30	0.88- 1.42	1.13

The mining right premium of Linjiaao Coal was determined by Department of Land and Resources of Guizhou Province to be RMB19.88 million (US$2.91 million). Linjiaao Coal has paid RMB7.08 million (US$1.04 million) as of May 31, 2010. The remaining balance of RMB12.8 million (US$1.87 million), which carries interest at rates stipulated by the People’s Bank of China, is payable over four years and matures on August 31, 2013, to the Department of Land and Resources of Guizhou Province.

Linjiaao Coal has reached land lease agreements covering 30,033 square meters with the Tianba village committee. Linjiaao Coal has paid approximately RMB0.98 million (US$0.14 million) compensation in respect of this agreement.

This property is without known proven and probable reserves in accordance with JORC code. However, Linjiaao Coal has engaged a geological team to increase the borehole density within the mining license area. The initial budgeted amount is RMB0.8 million (US$0.12 million). Once the additional in-fill drilling work and mine design/ plan have been completed, which is expected to occur by December 2010, Linjiaao Coal intends to engage an international technical expert to compile an independent technical report in accordance with JORC-compliant code.

United States Securities and

     Exchange Commission

August 30, 2010

Re-write of the business of Xinsong Coal/ Liujiaba Mine on page 33

On September 7, 2009, Xinsong Coal was granted a coal mining right (mining right permit number C5200002009091120036374) to 3.7891 square kilometers located in Xinhui, Lizhi Special Zone County, Guizhou Province, the PRC, which will expire in September 2019. The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″. The name of this lode property is “Liujiaba Mine”. The current annual production capacity of Xinsong Coal is 90,000 tonnes of anthracite. It is expected that the annual production capacity will be expanded to 300,000 tonnes upon the completion of the second phase of coal mine construction, which is expected to occur by the end of 2010. This second phase construction is a technical renovation project on the main shaft, auxiliary shaft, ventilation shaft, and road improvement. The project is approximately 52% completed as of May 2010. The estimated construction cost of the second phase is approximately RMB60.62 million (US$8.88 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Liujiaba Mine is located approximately 21 kilometers northeast of Liuzhi County in Guizhou Province. A county road leading to 307 provincial road from Liujiaba Mine to Guiyang is about 230 kilometers. Liuzhi County can also be accessed via Guikun railway to Guiyang, the provincial capital of Guizhou Province.

Xinsong Coal uses double-circuit power from China Southern power grid, with 35kV transmission base located in 10 kilometers of Xinhua town of Luizhi. Xinsong Coal uses spring water.

The coal-bearing formation of Liujiaba mine consists of a set of clastic rock series of Upper Permian’s Longtan Formation (P2l), with a thickness of 260~395 meters, and 328 meters in average. The rock types include mudstone, sandy mudstone, siltstone, fine sandstone, and medium or thick bedded sand layers, siltstone, fine sandstone, and coal seams. The hangingwall is 40 meters thick clastic rocks with limestone interbedding of Upper Permian’s Changxing Formation (P2c). The footwall is basalt of Upper Permian’s Emeishan Formation, with a thickness over 30 meters.

Prior to 2003, several regional exploration works had been carried out in Xinhua Village, where Xinsong Mine is located. From November 2003 to October 2004, the Guizhou Province Mining Bureau 113 team carried out a geological survey of Xinhua Village. From October 2005 to October 2006, Henda Exploration Company Limited carried out a general exploration of Xinhua Village evaluating the coal reserve.

United States Securities and

     Exchange Commission

August 30, 2010

Xinsong Mine contains about thirty coal seams. Seven seams are thick enough to be mined over most of the license. The coal seams of Xinsong Mine are described below:

Coal Seam	Seam Thickness (Min-Max in meters)	Average Seam Thickness (in meters)
M6	1.30- 4.50	2.10
M16	0.90- 1.80	1.40
M18	1.30- 2.33	1.80
M22	0- 0.80	0.50
M24	0- 0.80	0.50
M27	0.78- 1.90	1.10
M30	0.78- 0.95	0.80

The mining right premium of Xinsong Coal was determined by Department of Land and Resources of Guizhou Province to be RMB25.98 million (US$3.81 million). Xinsong Coal has paid RMB7 million (US$1.03 million) as of May 31, 2010. The remaining balance of RMB18.98 million (US$2.78 million), which carries interest at rates stipulated by the People’s Bank of China, is payable over three years before June 30, 2012, to the Department of Land and Resources of Guizhou Province.

Xinsong Coal has reached land lease agreements covering 48,694 square meters with the Tianba Village committee and 15 village residents. Xinsong Coal has paid RMB1.45 million (US$0.21 million) compensation in respect of these agreements.

This property is without known proven and probable reserves in accordance with JORC code. However, Xinsong Coal has engaged a geological team to increase the borehole density within the mining license area. The initial budgeted amount is RMB1.1 million (US$0.16 million). Once the additional in-fill drilling work and mine design/ plan have been done which is expected to be completed by December 2010, Xinsong Coal intends to engage an international technical expert to compile an independent technical report in accordance with JORC-compliant code.

United States Securities and

     Exchange Commission

August 30, 2010

28.

Please disclose the following information for each of your properties:

•

The nature your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims of concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•

The area of your claims, either in hectares or in acres.

Response to Staff Comment 28:

Please see response to Staff Comment 27.

29.

Please refine your estimate of your probable reserves at the Yang Chong mine by including the quantity (Tonnage) and a grade (Quality).

Response to Staff Comment 29:

The Company proposes to replace the reserve and mineralized materials table of Yang Chong Mine as at December 31, 2009 on page 18 of the Form 20-F with the following:

	As of December 31, 2009
	Probable Reserve (in metal tonnes)	Mineralized Material (in ore tonnes)	Average quality of ore
Yang Chong Mine
Zinc	7,250	—	5.82%
Iron	133,643	—	44.76%
Zinc-Iron	—	3,308,037	Zn: 5.15%; Fe: 44.89%

United States Securities and

     Exchange Commission

August 30, 2010

30.

Please include a table of your annual mine production and concentrate sales for the last five years. Please display the tonnage and grade of both your mine production and concentrate sales in this table.

Response to Staff Comment 30:

The Company proposes to replace the three-year production and sales table on page 17 of the Form 20-F with the following five-year table:

	2005	2006	2007	2008	2009
Production quantity (tonnes):
Zinc concentrates (Grade 42% ~ 44%)	8,650	6,380	3,925	795	644
Iron concentrates (Grade 65% ~ 66%)	46,800	46,107	55,580	54,150	59,500
Micaceous iron oxide – grey (Grade 160, 240, 320)	524	628	1,080	1,025	1,001
Copper concentrates (Grade 18% ~ 20%)	—	—	53	7	—
Sales quantity (tonnes):
Zinc concentrates (Grade 42% ~ 44%)	8,841	6,248	4,113	907	740
Iron concentrates (Grade 65% ~ 66%)	46,201	46,357	56,070	53,888	58,779
Micaceous iron oxide – grey (Grade 160, 240, 320)	612	713	1,296	1,099	744
Copper concentrates (Grade 18% ~ 20%)	—	—	51	7	—

Business of Guizhou Yongfu, page 31

31.

Proven and probable coal reserves are disclosed for your Guizhou Yongfu Yongsheng Coal Mine property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, bus is not limited to:

•

Property and geologic maps

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Description of your sampling and assaying procedures

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Drill-hole maps showing drill intercepts

•

Representative geologic cross-sections and drill logs

United States Securities and

     Exchange Commission

August 30, 2010

•

Description and examples of your cut-off calculation procedures

•

Cutoff grades used for each category of your reserves and resources

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Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

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A detailed description of your procedures for estimating reserves

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Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

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A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response to Staff Comment 31:

We have provided to George K. Schuler, as supplemental information and not part of the filing, the material requested by the staff in its July 31, 2010 letter of comment, to the extent the information is possessed by the Company (the “Supplemental Information”). The Supplemental Information has been submitted in CD format, with Adobe PDF files, to the address referenced by the staff, and the submission includes (a) the name and phone number for a technical person that the SEC engineer may call; (b) a written request for return of the Supplemental Information pursuant to Rule 418(b); and (c) a pre-paid, pre-addressed shipping envelope to facilitate return of the Supplemental Information. The contact information for the person who prepared the ITR report included in the Supplemental Information is Mr. Peter J Hayes, Principal Consultant of GPPH Associates. His phone number is +61 2 49 906400/ 157356.

32.

For each of your coal mines, provide the disclosures required by Industry Guide 8(b). In particular, provide a brief discussion of:

•

The coal beds of interest, including minable coal thickness.

•

The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

•

A list of your coal processing and/or handling facilities.

United States Securities and

     Exchange Commission

August 30, 2010

•

The road, barge and/or railroad access to each of your properties.

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The present condition of the mine.

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Material events of interest concerning the mine, adverse or otherwise within the last three years.

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Any mine expansions, contractions or decommissioning with the last three years.

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Any planned expansions or reductions in mining.

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Any joint ownership.

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Any use of mining contractors.

Response to Staff Comment 32:

Please see response to Staff Comment 27.

33

Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, road, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. Fur further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

Response to Staff Comment 33:

The Company believes that its reporting of proven and probable coal reserves has taken into consideration all relevant legal, economic and technical (including all known geological constrictions) factors.

34.

In a table, disclose the proven and probable coal reserves separately as defined in Industry Guide 7 for each mine.

•

Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•

Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as “dry,” but include natural moisture in the calculation.

•

If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•

In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•

Provide totals to the table where appropriate.

United States Securities and

     Exchange Commission

August 30, 2010

•

Disclose your percentage of compliance and non-compliance coal.

Response to Staff Comment 34:

The Company proposes to insert the following table following the last paragraph on page 31 of Form 20-F.

Yongsheng Mine	Coal Seam	Recoverable Reserve (in million tonnes)	Sub- total (in million tonnes)	Assigned to Existing Facilities	Coal Type	Btu (in MJ/b)	Sulfur (in %)	Compliance Coal Ratio
Proven	C8	4.5	7.9	Yes	Steam	13.38	0.7	21.43%
	C12	3.4				13.24	2.8	—
Probable	C8	7.3	13.1	Yes	Steam	13.38	0.7	34.76%
	C12	5.8				13.24	2.8	—
Total		21.0	21.0					56.19%

Extracted from the ITR dated September 11, 2009 prepared in compliance with JORC and the “Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports – The VALMIN Code 2005 Edition”.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer